Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898

[GRAPHIC OMITTED]                                              PRESS RELEASE

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                                   For Further information please contact:

                                   Dean Maskevich
                                   DSET Marketing Communications
                                   908-526-7500 Ext. 1366
                                   e-mail: dmaskevi@dset.com
                                           -----------------


                       DSET Announces Support of Siebel 7


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Chicago, IL - October 1, 2001 - (Nasdaq: DSET) - DSET Corporation today announced its support for Siebel 7, the seventh major release of Siebel eBusiness Applications from Siebel Systems Inc., (Nasdaq: SEBL), the world's leading provider of eBusiness applications software. DSET will submit the integration of DSET ezTroubleAdmin for validation with Siebel 7 within 90 days of general availability, providing organizations with complete eBusiness solutions that increase productivity, maximize revenue and profit, and significantly enhance customer acquisition, satisfaction, and retention.

Siebel Systems enables software vendors to easily integrate solutions through its open, extensible, advanced Smart Web Architecture. Unlike rudimentary HTML clients, Siebel Smart Web Architecture combines a zero-footprint, browser-based Web client and a user interface with levels of interactivity and usability traditionally available only in Windows applications. The Siebel Smart Web Architecture enables organizations to leverage the industry's best eBusiness applications at the lowest total cost of ownership.

Siebel 7 extends the reach and functionality of Siebel Systems' industry-leading suite of integrated, multichannel eBusiness applications, enabling organizations to translate customer relationship strategy into execution by effectively aligning and rapidly integrating channels, employees and partners. Siebel 7 allows organizations to manage, synchronize and coordinate all customer touch points across the Web, call center, field sales and service personnel, and partner channels.

DSET became a Siebel Software Partner in May 2001 and DSET's ezTroubleAdmin gateway integration to Siebel Systems' product designed to meet the needs of communications service providers, Siebel eCommunications version 6, was validated by

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Siebel Systems in June 2001. Integration of DSET ezTroubleAdmin and Siebel 7
will enable communications providers to continue to improve productivity in a key operations area that has a direct influence on customer retention and revenues and profitability.

"Integrating DSET ezTroubleAdmin to Siebel 7 will enable us to extend the value currently offered to communications providers seeking to automate their trouble-management operations," said John Scheifele, DSET's Director of Strategic Alliances. "Siebel Systems' comprehensive understanding of communications industry-specific processes, in combination with DSET's own unique expertise, will allow our joint customers to reduce their network-management costs by using a single critical view of the trouble-management process across the diverse systems involved."

DSET's ezTroubleAdmin gateway automates the exchange of trouble tickets between competitive communications providers and trading partners to reduce the mean time to trouble repair and minimize the costs associated with trouble management. By integrating the DSET ezTroubleAdmin Gateway with Siebel 7, service providers can automate the entry, authorization, modification, cancellation, and closure of trouble tickets with their trading partners. The joint solution reduces the likelihood of errors due to manual re-entry of trouble information, thereby increasing the overall quality of customer service. The resulting increase in customer satisfaction will help joint customers leverage the very substantial loyalty and retention management, pricing management, and contract management capabilities available in Siebel eBusiness Applications.

"The integration of DSET ezTroubleAdmin with Siebel 7 will allow communications service providers to minimize their total cost of ownership and shorten deployment times for their network trouble management solutions," said Catherine Cherubino, Senior Managing Director, Software and Industry Alliances for Siebel Systems. "As alliance partners, DSET and Siebel Systems will continue to develop solutions that will accelerate our joint customers' time to return on investment."

About DSET
DSET Corporation is a leading supplier of electronic-bonding gateways and software solutions that automate the provisioning of Internet Protocol
(IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks (VPNs) and other services at a fraction of the cost and time of conventional provisioning methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

About Siebel Systems
Siebel Systems, Inc. (Nasdaq: SEBL) is the world's leading provider of eBusiness applications software. Siebel Systems provides an integrated family of eBusiness

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applications software, enabling multichannel sales, marketing, and customer service systems to be deployed over the Web, call centers, field, reseller channels, retail, and dealer networks. Siebel Systems' sales and service facilities are located in more than 37 countries. For more information, please visit Siebel Systems' Web site at www.siebel.com.
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DSET Contacts:
Media Relations: Dean Maskevich, DSET Marketing Communications,
                 908-526-7500 Ext. 1366, e-mail: dmaskevi@dset.com
                                                 -----------------

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net


Siebel Media Contact:

Siebel Systems Public Relations
650-295-5455
corporatePR@siebel.com
----------------------


Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

DSET and the DSET logo are registered trademarks of DSET Corporation.

Siebel is a trademark of Siebel Systems, Inc. and may be registered in certain jurisdictions.

All other product and company names mentioned are the property of their respective owners and are mentioned for identification purposes only.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.



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